THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

May 14, 2010

VIA EDGAR (Correspondence Filing)

Mr. Vince DiStefano U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Santa Barbara Group of Mutual Funds (the “Registrant”)

Post-Effective Amendment No. 22

File Nos. 033-56546; 811-07414

Dear Mr. DiStefano:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed with respect to the PFW Water Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	On the cover page, please delete the Registrant’s address and phone number as well as one instance of the Registrant’s name and the name of the Fund (which each appear twice).
Response:	The disclosure has been revised as requested.
Comment 2:	In the “Annual Fund Operating Expenses” table, please revise the table so that “Other Expenses” appear before “Acquired Fund Fees and Expenses.”
Response:	The disclosure has been revised as requested.
Comment 3:

In footnote number 1 to the “Annual Fund Operating Expenses” table, please revise the disclosure as follows:

“The operating expenses in this fee table will not correlate to the expense ratio in the ~~Fund’s financial statements (or to the~~ financial highlights in this Prospectus~~)~~ because the financial ~~statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in acquired funds~~ highlights do not include acquired fund fees and expenses.”

Response:	The disclosure has been revised as requested.
Comment 4:

In the “Fund Summary, Principal Investment Strategies” section, please clarify whether the Fund will invest 80% of its total assets in equity securities or 80% of its net assets plus borrowings in equity securities.

Response:

The disclosure has been revised as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets plus borrowings in water-related companies.”

The disclosure relating to the 80% investment policy has also been revised in the Statement of Additional Information.

Comment 5:	In the “Fund Summary, Principal Strategies” section, please revise the disclosure to address the credit quality of the debt securities in which the Fund invests.
Response:

The disclosure has been revised as follows in the “Fund Summary, Principal Strategies” section:

“The Fund may invest in U.S. and foreign equity securities of all market capitalizations.  Equity securities include common stocks and convertible securities rated at least Baa3 by Moody's Investors Service (“Moody’s”) or at least BBB- by Standard and Poor's Rating Group (“S&P”); however, the Fund reserves the right to invest in lower-rated convertible securities that the portfolio manager believes offer the prospect of higher total returns (interest plus capital appreciation) than normally expected from such securities.”

Comment 6:

In the “Fund Summary, Principal Investment Risks” section and the “Additional Information About Principal Investment Strategies and Related Risks” section, please revise the “Foreign Security Risk” to include disclosure regarding the risks of war and expropriation.

Response:

The disclosure in the “Fund Summary, Principal Investment Risks” section has been revised as follows:

“Foreign Security Risk – Foreign securities, including American Depositary Receipts, may have greater risks than domestic securities due to differences in political, regulatory, accounting and economic conditions, exposure to currency fluctuations, less liquidity, less developed or efficient trading markets, ~~and~~ less publicly available information and the possibility of war or expropriation.”

The disclosure in the “Additional Information About Principal Investment Strategies and Related Risks”  section has been revised as follows:

“Foreign Security Risk –  The Fund may invest directly in foreign securities or in American Depositary Receipts.  Investments in foreign securities may involve greater risks compared to domestic investments. Foreign companies are not subject to the regulatory requirements of U.S. companies and, as a result, there may be less publicly available information about issuers than is available in the reports and ratings published about companies in the U.S. Additionally, foreign companies are not subject to uniform accounting, auditing and financial reporting standards. Dividends and interest on foreign securities may be subject to foreign withholding taxes. Such taxes may reduce the net return to shareholders. Although each Fund intends to invest in securities of foreign issuers domiciled in nations that the portfolio manager considers as having stable and friendly governments, there is the possibility of war or expropriation, confiscation, taxation, currency blockage or political or social instability which could affect investments of foreign issuers domiciled in such nations.”

Comment 7:	In the first paragraph of the “Fund Summary, Fund Performance” section, please revise the disclosure to indicate when Class I shares were first offered.
Response:

The disclosure has been revised as follows:

“Because the Fund’s Class I shares~~has~~ only recently commenced investment operations ~~of Class I shares~~ on ________, 2010, no performance information is  ~~available for Class I shares~~ presented for the Fund at this time.  In the future, performance information will be presented in this section of this Prospectus.”

Comment 8:

In the first paragraph of the “Fund Summary, Fund Performance” section, please revise the disclosure to indicate until what date the following statement is applicable:

“The information in the bar chart and table reflect Fund performance by a previous investment sub-advisor using investment strategies that are different than those currently in effect.”

Response:

The disclosure has been revised as follows:

“The information in the bar chart and table through [date] reflect Fund performance by a previous investment sub-advisor using investment strategies that are different than those currently in effect.”

Comment 9:

In the “Performance” table in the “Fund Summary, Performance” section, please conform the disclosure regarding the reflection of contingent deferred sales charges in the returns presented to Item 4 of Form N-1A.  Also, please revise the disclosure regarding the S&P 500 Index to conform to Item 4 of Form N-1A.

Response:	The table has been revised as follows:

PERFORMANCE TABLE

Average Annual Total Returns

(For the periods ended on December 31, 2009)

	Past Year	Past 5 Years	Past 10 Years
Return before taxes Class C (1)	~~14.28%~~[__]%	~~0.19%~~[__]%	~~-3.84%~~[__]%
Return after taxes on distributions Class C	~~14.28%~~[__]%	~~0.19%~~[__]%	~~-3.84%~~[__]%
Return after taxes on distributions and sale of Fund shares Class C	~~9.28%~~[__]%	~~0.16%~~[__]%	~~-3.17%~~[__]%
S&P 500 ® Index (reflects no deduction for fees, expenses, or taxes)~~(2)~~	~~26.46%~~[__]%	~~0.42%~~[__]%	~~-0.95%~~[__]%

1)

1The returns for all periods indicated for Class C shares do not reflect the imposition of a contingent deferred sales charge, if this charge were included, your returns would have been lower.

Comment 10:	Please delete footnote 2 to the “Performance” table in the “Fund Summary, Performance” section.
Response:	The disclosure has been revised as requested.
Comment 11:

In the “Fund Summary, Portfolio Manager” section, please revise the disclosure as follows:

Neil D. Berlant, ~~is the~~ portfolio manager,  ~~of the PFW Water Fund and~~ is responsible for the day-to-day management of the Fund.

Response:	The disclosure has been revised as requested.
Comment 12:

In the “Fund Summary, Purchase and Sale of Fund Shares” section, please revise the disclosure as follows:

 Purchases and redemptions may be made by mail~~ing an application or redemption request~~ to PFW Water Fund c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137 or by calling 1-800-723-8637.

Response:	The disclosure has been revised as requested.
Comment 13:

In the “Fund Summary, Tax Information” section, please delete the following clause:

“…you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash,…”

Response:	The disclosure has been revised as requested.
Comment 14:	In the “Financial Intermediary Compensation” section, add the heading required by Item 8.
Response:	The following heading has been added to the disclosure: “Payments to Broker-Dealers and Other Financial Intermediaries”
Comment 15:

In the “Financial Highlights” section, please revise the disclosure as follows:

Class I shares were recently offered~~commenced operations~~ and financial statements for Class I shares are not available as of the date of this Prospectus.  The financial highlights are from the Fund’s financial statements.  Information for periods ended March 31 has been audited by the independent registered public accounting firm of Cohen Fund Audit Services, Ltd., whose report, along with the Fund’s financial statements, are included in the annual report for the fiscal year ended March 31, 2009, which is available upon request.  Information for the semi-annual period ended September 30, 2009 has not been audited.

Response:	The disclosure has been revised as requested.
Comment 16:

In the “Financial Highlights,” there is no line item for distributions.  Were no distributions made to shareholders for any of the periods indicated?  In addition, will the highlights for the Montecito Fund be added to the Prospectus.

Response:

The Class C shares highlights are correct; there were no distributions to Class C shareholders.  The Prospectus includes only the PFW Water Fund and therefore the highlights for the Montecito Fund will not be added.

Comment 17:	In the “Notice of Privacy Policy & Practices,” please delete the following disclosure: “(This Statement is separate from the Fund’s Prospectus)”
Response:	The disclosure has been revised as requested.

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/

Thompson Hine LLP

lah 773623.1